Question 77c

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of RCM Strategic Global Government Fund, Inc. (the Fund) was held on Tuesday, November 20, 2001, and reconvened on November 26, 2001, November 28, 2001 and December 3, 2001. The number of shares issued, outstanding and eligible to vote as of the record date (October 1, 2001) was 30,515,800. Present were 29,906,576.759 shares represented by 138 proxies or 98.00% of the eligible shares tabulated. The matters voted upon by Stockholders and the resulting votes for each matter are presented below:

1. The Merger of the Fund with Dresdner RCM Global Strategic Income Fund, Inc. pursuant to an Agreement and Plan of Merger and Contingent Liquidation dated August 2, 2001 was approved. The votes were cast: For (15,383,306.991), Against (454,498.116),
Abstain (852,988.652), Del N-Vote (13,215,783).

2. An Investment Management Agreement between the Fund and Dresdner RCM Global Investors LLC, with an initial term expiring on December 31,2001, was approved. The votes were cast: For (28,622,618.395), Against (448,641.712), Abstain (835,316.652).

3. Francis E. Lundy and Gregory S. Young were re-elected to the
Board of Directors, each for a term to expire in 2004 or until his successor is duly elected and qualified. The votes were cast:

Francis E. Lundy 	For (29,252,220.759) 		Withheld
(654,356).
Gregory S. Young  	For (29,250,920.759)		Withheld
(655,656).

Luke D. Knecht and James M. Whitaker continued in office as
Directors.

The 2002 Annual Meeting of Stockholders of the Fund is currently expected to be held on or about June 21, 2002. In order for a Stockholder proposal to be considered for inclusion in the Funds proxy materials relating to the 2002 Annual Meeting, it must be received by the Secretary of the Fund, Garlin G. Flynn, at the Funds executive offices no later than April 15, 2002. The address of the Funds executive offices is 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660.